December 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch

Re:	New Century Logistics (BVI) Limited
Registration Statement on Form F-1, as amended
File No. 333- 274115

Ladies and Gentlemen:

Reference is made to the letter request of New Century Logistics (BVI) Limited (the “Company”) for acceleration of effectiveness of the above referenced Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on December 12, 2023, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned, as the sole underwriter, hereby respectfully requests that the Commission withdraw the Acceleration Request and refrain from declaring the Registration Statement effective.

* * *

[Signature Page Follows]

Very truly yours,

PRIME NUMBER CAPITAL LLC,

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	Chairwoman

[Signature Page to Underwriter’s Acceleration Request Withdrawal Letter]